Please note that this letter and other documents are in draft form, and in no way reflect the Trust’s or Fund management’s final intent with respect to the filing discussed herein.

U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI  53202

October 21, 2016

VIA EDGAR TRANSMISSION

Ms. Debbie Skeens
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:         TRUST FOR PROFESSIONAL MANAGERS (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Registration No: 811-10401
Gerstein Fisher Municipal CRA Qualified Investment Fund (S000055374)

Dear Ms. Skeens:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of September 23, 2016 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 568 to its registration statement, filed on behalf of its series, the Gerstein Fisher Municipal CRA Qualified Investment Fund (the “Fund”).  PEA No. 568 was filed pursuant to Rule 485(a) under the 1933 Act on Form N‑1A on August 12, 2016 for the purpose of adding the Fund as a new series of the Trust.  The Trust is filing this PEA No. […] under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s response, your comment is included in bold typeface immediately followed by the Trust’s response.

The Trust’s responses to your comments are as follows:

General Comments

1.	Staff Comment: In compliance with Rule 313 of Regulation S-T, please update the series and class identifiers for the Trust in EDGAR to reflect the series and class identifiers and ticker symbols for each class of the Fund.

Response:  The Trust responds by noting that the series and class identifiers and ticker symbol for each class of the Fund have been added to EDGAR.

2.	Staff Comment: Please confirm supplementally all missing information will be included in the registration statement filed pursuant to Rule 485(b), and that any material changes made to the preliminary registration statement will be filed with the SEC pursuant to Rule 485(a).

Response:  The Trust responds by supplementally confirming all missing information will be included in the registration statement filed pursuant to Rule 485(b).  The Trust further confirms that any material changes to the registration statement will be filed with the SEC pursuant to Rule 485(a).

PROSPECTUS

Summary Section – Fee Table

3.	Staff Comment: Please confirm that the “Fees and Expenses of the Fund” table includes all acquired fund fees and expenses (“AFFE”), as required by Item 3 of Form N-1A.

Response:  The Trust responds by confirming supplementally it expects that estimated AFFE incurred indirectly by the Fund will not exceed 0.01% (one basis point) and will be included under the sub-caption “Other Expenses” in the “Fees and Expenses of the Fund” table.  The Trust further responds by supplementally confirming that if AFFE exceeds 0.01%, it will include the amounts in a separate sub-caption to the “Fees and Expenses of the Fund” table.

4.	Staff Comment: Please revise the last sentence of Footnote No. 2 in the “Fees and Expenses of the Fund” table to confirm that the Advisor may only recoup management fee reductions and/or expense payments so long as such payments do not exceed the lesser of: (1) the expense cap in place at the time of the waiver; or (2) the expense cap in place at the time of recoupment. Please also confirm this limitation on recoupment is reflected in the Funds’ operating expense limitation agreement.

Response:  The Trust responds by revising the last sentence of Footnote 2 to read as follows (changes shown in underline):

“The Advisor may request recoupment of previously waived fees and paid expenses from the Fund for three years from the date such fees and expenses were waived or paid, subject to the operating expense limitation agreement, if such reimbursements will not cause the Fund to exceed the lesser of: (1) the expense limitation in place at the time of the waiver; or (2) the expense limitation in place at the time of the recoupment.”

The Trust also supplementally confirms that under the terms of the Fund’s operating expense limitation agreement, in conjunction with the Fund’s investment advisory agreement, the Advisor is permitted to request reimbursement of management fee reductions and/or expense payments only to the extent such reimbursements will not exceed the lesser of: (1) the expense limitation in place at the time of the waiver; or (2) the expense limitation in place at the time of the recoupment.

Summary Section – Expense Example

5.	Staff Comment: The narrative immediately preceding the expense example notes the estimated expenses for the time periods indicated assumes a shareholder redeems all of his or her shares at the end of those periods. Please revise the disclosure to note that the expense example reflects the Fund’s estimated expenses “whether you hold or redeem your shares at the end of each period.”

Response:  The Trust responds by revising the narrative preceding the example as follows:

“This Example is intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs, whether you hold or redeem your shares at the end of each period, would be:”

Summary Section – Principal Investment Strategies

6.	Staff Comment: The Staff notes the Fund’s principal investment strategy discusses investments in both taxable and tax-exempt municipal securities. However, as the use of the term “municipal” in the Fund’s name suggests that distributions are exempt from income tax, and the Fund is expected to comply with Rule 35d-1(a)(4). Accordingly, please revise the Fund’s policy of investing at least 80% of the Fund’s net assets in municipal securities that the Advisor believes will be CRA-qualifying to clarify that either (a) the Fund will invest at least 80% of its net assets in municipal securities that are exempt from regular federal income tax; or (b) the Fund will invest in assets so that at least 80% of its income distributed is tax exempt. The Staff also notes the Fund may include securities that generate income subject to the alternative minimum tax toward the 80% investment policy.

Response:  The Trust responds by revising the Fund’s investment policy as follows:

“Under normal market conditions, at least 80% of the Fund’s net assets will be invested in municipal securities that pay interest that is exempt from regular federal income tax and that the Advisor believes will be CRA-qualifying.  Investments in other investment companies that invest predominantly in municipal securities that pay interest that is exempt from regular federal income tax are considered municipal securities for purposes of the Fund’s 80% policy.

7.	Staff Comment: Please supplementally state whether the Fund intends to consider underlying securities of other investment companies for purposes of meeting the Fund’s 80% policy, as well as concentration purposes. Please also consider that the Fund may invest up to 35% of its net assets in junk bonds.

Response:  The Trust responds by supplementally stating the Fund intends to consider underlying securities of other investment companies for purposes of meeting its 80% investment policy.  The Trust further responds by supplementally stating it will also consider underlying securities for concentration purposes.

8.	Staff Comment: In the Summary Section, please add disclosure describing the Community Reinvestment Act (the “CRA”) and what it concerns.

Response:  The Trust responds by adding the following disclosure to the discussion of the Fund’s principal investment strategy:

“The CRA is intended to encourage depository institutions to help meet the credit needs of the communities in which they operate, including LMI neighborhoods, consistent with safe and sound operations.  Under the CRA, the three federal bank supervisory agencies, the Federal Reserve Board (“FRB”), the Office of the Comptroller of the Currency (“OCC”), and the Federal Deposit Insurance Corporation (“FDIC”), are required to periodically evaluate each depository institution’s record in helping meet the credit needs of its entire community.”

9.	Staff Comment: Please use “CDFI” as a defined term for “Community Development Financial Institutions”.

Response:  The Trust responds by revising the applicable disclosure as follows (changes in underline):

“The Fund may invest in certificates of deposit that are insured by the FDIC and are issued by financial institutions that are either: (a) certified as Community Development Financial Institutions (“CDFI”); or (a) low-income credit unions, or minority- or women-owned and primarily lend or facilitate lending to LMI individuals or in LMI communities to promote community development.

10.	Staff Comment: With respect to amounts invested in designated geographic areas, please more clearly describe the concept of designated geographic areas and the shareholders for whom the Fund will make such designated investments.

Response:  The Trust responds by adding the following disclosure to the summary section:

“In most cases, qualified investments are required to be responsive to the community development needs of a financial institution’s delineated CRA assessment area or a broader statewide or regional area that includes the institution’s assessment area.  Accordingly, at the time of their share purchase, certain institutional Fund investors seeking to receive investment test or similar credit under the CRA may elect to have their investment amount invested in designated geographic areas of the United States as their preferred geographic focus, and the Fund will explicitly earmark for CRA-qualifying purposes specific securities to specific institutional Fund investors.”

Summary Section – Principal Risks

11.	Staff Comment: The Staff notes the statutory prospectus includes a risk factor related to government sponsored entities. Please also include corresponding risk disclosure in the Summary Section.

Response:  The Trust responds by adding the following risk disclosure:

“Government Sponsored Entities Risk.  The Fund invests in securities issued or guaranteed by government-sponsored entities.  However, these securities may not be guaranteed or insured by the U.S. Government and may only be supported by the credit of the issuing agency.”

12.	Staff Comment: As the Fund discusses investments in other investment companies as a principal investment strategy, please add a risk factor related to investments in other investment companies in both the Summary Section and Item 9 of the prospectus.

Response:  The Trust responds by adding the following risk factor to the Summary Section:

“Other Investment Companies Risk.  To the extent the Fund invests in other investment companies (including ETFs) there will be some duplication of expenses because the Fund will bear its pro rata portion of the underlying fund’s management fees and operational expenses.”

The Trust further responds by adding the following risk factor to the Item 9 disclosure:

“Other Investment Companies Risk.  Federal law generally prohibits a mutual fund from acquiring shares of an investment company if, immediately after such acquisition, the fund and its affiliated persons would hold more than 3% of such investment company’s total outstanding shares.  This prohibition may prevent the Fund from allocating its investments in an optimal manner.  You will indirectly bear fees and expenses charged by the underlying funds in addition to the Fund’s direct fees and expenses and, as a result, your cost of investing in the Fund will generally be higher than the cost of investing directly in the underlying fund shares.”

13.	Staff Comment: The Staff notes the statutory prospectus includes a risk factor related to exchange-traded funds (“ETFs”). Please also include corresponding risk disclosure in the Summary Section.

Response:  The Trust responds by adding the following risk factor to the Summary Section:

“Exchange-Traded Fund Risk.  Unlike mutual funds, ETFs do not necessarily trade at the net asset values of their underlying securities, which means an ETF could potentially trade above or below the value of its underlying portfolio.  Additionally, because ETFs trade like stocks on exchanges, they are subject to trading and commission costs, unlike open-end mutual funds.”

14.	Staff Comment: If the Fund is advised by or sold through an insured depositary institution, please add the disclosure required by Item 4(b)(iii) of Form N-1A.

Response:  The Trust responds adding the following disclosure:

“An investment in the Fund is not a deposit of any insured depository institution and is not insured or guaranteed by the FDIC or any other government agency.”

15.	Staff Comment: If the Fund expects to invest more than 25% of its total assets in municipal obligations issued by entities located in the same state or region, please consider whether it would be appropriate to provide risk disclosure related to investments in a specific state(s) or region.

Response:  The Trust responds by stating supplementally that the Fund does not intend to concentrate its investments in securities issued by a specific state or region in its first year of operations, and is currently unable to anticipate whether the Fund’ investments will be concentrated in securities issued by any specific state or region prior to its commencement of operations.

16.	Staff Comment: The Staff notes the risk factor “Municipal Securities Risk” includes disclosure related the Fund’s ability to invest more than 25% of its total assets in municipal obligations issued by entities located in the same state. Please add corresponding risk disclosure to the risk factor “Municipal Securities Risk” in the Item 9 section of the prospectus.

Response:  The Trust responds by adding the following disclosure to the second paragraph under the risk factor “Municipal Securities Risk” in the Item 9 section:

“Because the Fund may invest more than 25% of its total assets in municipal obligations issued by entities located in the same state or the interest on which is paid solely from revenues of similar projects, changes in economic, business or political conditions relating to a particular state or types of projects may have a disproportionate impact on the Fund.”

17.	Staff Comment: The Staff notes the statutory prospectus includes the risk factor “Call Risk” related to fixed income securities. Please either remove “Call Risk” or add a corresponding risk factor to the Summary Section.

Response:  The Trust responds by adding the following disclosure as a sub-caption to the risk factor “Fixed Income Securities Risk”:

“Call Risk.  During periods of declining interest rates, a bond issuer may “call,” or repay, its high yielding bonds before their maturity dates.  The Fund would then be forced to invest the unanticipated proceeds at lower interest rates, resulting in a decline in its income.”

Summary Section – Tax Information

18.	Staff Comment: Please supplementally confirm the “Tax Information” section of the Summary Section is accurate.

Response:  The Trust responds by revising the “Tax Information” section of the Summary Section as follows:

“The Fund intends to make distributions that are exempt from federal income taxes, provided that all or a portion of the distributions may be subject to the federal alternative minimum tax and state and local taxes.  Fund distributions may also be taxed as ordinary income or long-term capital gain, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an IRA.  You may be taxed later upon withdrawal of monies from such tax-deferred arrangements.”

Investment Strategies, Related Risks and Disclosure of Portfolio Holdings – Investment Objective

19.	Staff Comment: The Staff notes under Rule 35d-1 a fund’s policy of investing at least 80% of its net assets in municipal securities that are exempt from regular federal income tax must be a fundamental policy and cannot be changed without shareholder approval. Accordingly, the statement that the Fund may change its policy of investing at least 80% of the Fund’s net assets in investments suggested by its name without first changing the Fund’s name and providing shareholders with at least 60 days’ prior written notice is inconsistent with Rule 35d-1. Please revise or remove the applicable disclosure, making corresponding changes to the SAI.

Response:  The Trust responds by removing the applicable disclosure in the Prospectus and SAI.

Investment Strategies, Related Risks and Disclosure of Portfolio Holdings – Principal Investment Strategies

20.	Staff Comment: Please revise the disclosure under the sub-caption “Concentration in the Affordable Housing Industry” to clarify whether the Fund’s concentration in municipal securities will include investments in privately issued municipal securities.

21.	Staff Comment: In plain English, please more clearly describe what is meant by “affordable housing industry.”

Response:  The Trust responds by supplementally confirming the Fund does not intend to concentrate its investments in the affordable housing industry, and by removing the applicable references in concentration in the affordable housing industry from the Fund’s Prospectus.  The Trust further responds by supplementally confirming the Fund does not intend to invest in privately issued municipal securities.

Shareholder Information – How to Purchase Shares

22.	Staff Comment: Please supplementally explain the legal basis for allowing financial intermediaries including Authorized Intermediaries, to set cut-off times for the receipt of orders that are earlier than the cut-off times established by the Fund. The current disclosure suggests that investors who place their orders with such intermediaries before 4:00 p.m. Eastern time may not receive that day’s NAV. Please refer to Rule 22c-1 under the 1940 Act.

Response:  The Trust supplementally explains Authorized Intermediaries are not considered agents of the Fund, and therefore, Authorized Intermediaries may impose earlier cut-off times for redemption requests upon those shareholders who choose to redeem Fund shares through an Authorized Intermediary.  Purchase requests received by financial intermediaries after their designated cut-off times, but before the cut-off times established by the Fund, will not have been received (as described in Rule 22c-1(a)) by the Fund until the next day.

The Trust further responds by revising the applicable disclosure as follows (changes shown in underline/strikethrough):

“Financial intermediaries, including Authorized Intermediaries, may set cut-off times for the receipt of orders that are earlier than the cut-off times established by the Fund.  Purchase requests submitted to an Authorized Intermediary after the Authorized Intermediary’s imposed cut-off time may not be received by the Fund prior to the Fund’s cut-off time at the close of regular trading (generally 4:00 p.m., Eastern time) on that day.  Such purchase requests will be processed at the NAV calculated at the close of regular trading on the next day that the NYSE is open for business.  For more information about your financial intermediary’s rules and procedures, ~~and~~ whether your financial intermediary is an Authorized Intermediary, and whether your financial intermediary imposes cut-off times for the receipt of orders that are earlier than the cut-off times established by the Fund, you should contact your financial intermediary directly.”

Shareholder Information – Other Fund Policies – Redemption in-Kind

23.	Staff Comment: Please add disclosure to indicate shareholders whose redemption proceeds are paid in kind in liquid securities will incur brokerage costs when converting such in-kind securities to cash.

Response:  The Trust responds by revising the disclosure as follows (changes shown in underline).

“Redemption in-Kind.  The Fund generally pays redemption proceeds in cash.  However, the Trust has filed a notice of election under Rule 18f-1 under the 1940 Act with the SEC, under which the Trust has reserved the right to redeem in kind under certain circumstances, meaning that redemption proceeds are paid in liquid securities with a market value equal to the redemption price.  If the Fund pays your redemption proceeds by a distribution of securities, you could incur brokerage or other charges when converting the securities to cash.  These securities paid in kind remain subject to general market risks until sold.  For federal income tax purposes, redemptions in kind are taxed in the same manner as redemptions paid in cash.  In addition, sales of such in kind securities may generate taxable gains.”

Distributions and Taxes – Federal Income Tax Consequences

24.	Staff Comment: Please supplementally confirm the accuracy of the “Federal Income Tax Consequences” section of the Prospectus.

Response:  The Trust responds by revising the “Federal Income Tax Consequences” section of the Prospectus as follows:

“The Fund’s distributions are expected to be primarily exempt from federal income tax, provided that all or a portion of such distributions may be subject to AMT or state or local taxes.  Distributions of the Fund’s investment company taxable income (which includes, but is not limited to, taxable interest, dividends, net short-term capital gain and net gain from foreign currency transactions), if any, are generally taxable to the Fund’s shareholders as ordinary income (for non-corporate shareholders, currently taxable at a maximum federal income tax rate of 39.6%).  To the extent that the Fund’s distributions of investment company taxable income are attributable to net short-term capital gain, such distributions will be treated as ordinary income and cannot be offset by a shareholder’s capital losses from other investments.

Distributions of the Fund’s net capital gain (net long-term capital gain less net short-term capital loss) are generally taxable as long-term capital gain (for non-corporate shareholders, currently taxable at a maximum federal income tax rate of 20%) regardless of the length of time that a shareholder has owned Fund shares.

You will be taxed in the same manner whether you receive your distributions (whether of tax-exempt income, investment company taxable income or net capital gain) in cash or reinvest them in additional Fund shares.  Distributions are generally taxable when received.  However, distributions declared in October, November or December to shareholders of record and paid the following January are taxable as if received on December 31.

In addition to the federal income tax, certain individuals, trusts and estates may be subject to a net investment income (“NII”) tax of 3.8%.  The NII tax is imposed on the lesser of: (i) the taxpayer’s investment income, net of deductions properly allocable to such income, or (ii) the amount by which the taxpayer’s modified adjusted gross income exceeds certain thresholds ($250,000 for married individuals filing jointly, $200,000 for unmarried individuals and $125,000 for married individuals filing separately).  The Fund’s distributions other than distributions of tax-exempt income, are includable in a shareholder’s investment income for purposes of this NII tax.  In addition, any capital gain realized by a shareholder upon a sale, exchange or redemption of Fund shares is includable in such shareholder’s investment income for purposes of this NII tax.

Shareholders that sell, exchange or redeem shares generally will have a capital gain or loss from the sale, exchange or redemption.  The amount of the gain or loss and the applicable rate of federal income tax will depend generally upon the amount paid for the shares, the amount received from the sale, exchange or redemption (including in-kind redemptions) and how long the shares were held by the shareholder.  Gain or loss realized upon a sale, exchange or redemption of Fund shares will generally be treated as long-term capital gain or loss if the shares have been held for more than one year and, if held for one year or less, as short-term capital gain or loss.  Any loss arising from the sale, exchange or redemption of shares held for six months or less, however, is treated as a long-term capital loss to the extent of any distributions of net capital gain received or deemed to be received with respect to such shares.  In addition, any loss arising from the sale, exchange or redemption of shares held for six months or less will be disallowed to the extent of any tax-exempt distributions received with respect to such shares.  In determining the holding period of such shares for this purpose, any period during which your risk of loss is offset by means of options, short sales or similar transactions is not counted.  If you purchase Fund shares (through reinvestment of distributions or otherwise) within 30 days before or after selling, exchanging or redeeming other Fund shares at a loss, all or part of that loss will not be deductible and will instead increase the basis of the new shares.

The Fund is required to report to certain shareholders and the IRS the cost basis of Fund shares acquired on or after January 1, 2012 when those shareholders subsequently sell, exchange or redeem those shares.  The Fund will determine cost basis using the high cost method unless you elect in writing any alternate IRS-approved cost basis method.  Please see the SAI for more information regarding cost basis reporting.

The federal income tax status of all distributions made by the Fund for the preceding year will be annually reported to shareholders.  Distributions made by the Fund may also be subject to state and local taxes.  Additional tax information may be found in the SAI.

This section is not intended to be a full discussion of federal income tax laws and the effect of such laws on you.  There may be other federal, state, foreign or local tax considerations applicable to a particular investor.  You are urged to consult your own tax advisor.”

SAI

Investment Policies, Strategies and Associated Risks – Investment Strategies and Related Risks

25.	Staff Comment: The Staff notes the Fund may purchase put options on municipal securities. If put options are a principal investment strategy, please add applicable strategy and risk disclosure to the prospectus.

Response:  The Trust responds by supplementally confirming put options are not a principal investment strategy of the Fund.

26.	Staff Comment: With respect to the Fund’s investments in ETFs, please add disclosure regarding the risks associated with the absence of an active trading market, including the risk that an active trading market for an ETF may not be developed. Please also disclose the risk that, in times of market stress, market makers or authorized participants may step away from their roles in making a market in shares of the ETF and in executing purchase or redemption orders, and that this could in turn lead to variances between the market price of the ETF’s shares and the underlying value of those shares.

Response:  The Trust responds by making the requested revision.

27.	Staff Comment: The Staff notes the Fund may invest in convertible securities. Please supplementally state whether the Fund intends to invest in contingent convertible bonds. If the Fund intends to invest in contingent convertible bonds, consider whether any additional disclosure is appropriate. The type of disclosure will depend on the type and extent of the investments and the characteristics and credit quality of the investments.

Response:  The Trust responds supplementally by indicating that the Fund does not intend to investment in contingent convertible bonds as an investment strategy.  Accordingly, the Trust has not added any additional disclosure.

Investment Restrictions – Fundamental Investment Restrictions

28.	Staff Comment: Fundamental Investment Restriction 1 includes “engaging in options transactions or short sales”. If options transactions or short sales will be a principal investment strategy, please include applicable strategy and risk disclosure in the summary section and Item 9. Please also consider whether a line item for dividends and interest on short positions should also be included in the Fees and Expenses of the Fund table.

Response:  The Trust responds by confirming options transactions and/or short sales will not be a principal investment strategy of the Fund.

29. Staff Comment: Please revise Fundamental Investment Restriction 3 to clarify the Fund’s policy on industry concentration applies to securities of issuers in any one industry or “group of industries”.  Please also revise to discuss the Fund’s concentration in the affordable housing industry. Please also clarify that, with respect to municipal securities, the exception to concentration applies to the Fund’s investments in municipal securities that pay interest that is exempt from regular federal income tax.

Response:  The Trust responds by confirming that the Fund will not concentrate its investments in the affordable housing industry and revising Fundamental Investment Restriction 3 as follows:

“3.	Invest more than 25% of its net assets, calculated at the time of purchase and taken at market value, in securities of issuers in any one industry or group of industries, except that the foregoing does not apply to the Fund’s investments in (a) municipal securities that pay interest that is exempt from regular federal income tax; or (b) securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities, or securities of other investment companies.”

Investment Restrictions – Non-Fundamental Investment Restrictions

30.	Staff Comment: The Staff notes a fund’s policy of investing at least 80% of its net assets in municipal securities that are exempt from regular federal income tax must be a fundamental policy and cannot be changed without shareholder approval. Accordingly, please remove Non-Fundamental Investment Restriction 2. Please also add a Fundamental Investment Restriction related to the Fund’s policy of investing at least 80% of its net assets in investments suggested by the Fund’s name.

Response:  The Trust responds by removing Non-Fundamental Investment Restriction 2.  The Trust further responds by adding the following fundamental investment restriction:

“8.	Make any change in its investment policy of investing at least 80% of its net assets in investments suggested by the Fund’s name.”

Management of the Fund – Investment Advisor

31.	Staff Comment: Please revise the disclosure related to reimbursement of management fee reductions and/or fund expense payments to clarify the Advisor may receive reimbursements so long as such payments do not exceed the lesser of: (1) the expense cap in place at the time of the waiver; or (2) the expense cap in place at the time of recoupment.

Response:  The Trust responds by making the requested revision.

Portfolio Holdings Information

32.	Staff Comment: As required by Item 16(f)(2) of Form N-1A, please disclose any ongoing arrangements under which the Fund discloses its portfolio holdings information to any person. With respect to such arrangements, please state the frequency and lag of such disclosure.

Response:  The Trust responds by supplementally stating the disclosure accurately discloses each ongoing arrangement in place with respect to the Fund’s disclosure of portfolio holdings information.

33.	Staff Comment: Please confirm the accuracy of the “Federal Income Tax Matters” section of the SAI.

Response:  The Trust responds by revising the “Federal Income Tax Matters” section of the SAI as follows:

“Each series of the Trust is treated as a separate entity for federal income tax purposes.  The Fund, as a series of the Trust, intends to qualify and elect to be treated as a RIC under Subchapter M of the Code, provided that the Fund complies with all applicable requirements regarding the source of its income, diversification of its assets and timing and amount of its distributions.  The Fund’s policy is to distribute to its shareholders all of its tax-exempt income, investment company taxable income and any net capital gain for each fiscal year in a manner that complies with the distribution requirements of the Code, so that the Fund will not be subject to any federal income or excise taxes on the income or gains that are distributed.  However, the Fund can give no assurances that its anticipated distributions will be sufficient to eliminate all taxes at the Fund level.  If the Fund does not qualify as a RIC and is unable to obtain relief from such failure, it would be taxed as a corporation and, in such case, it would be more beneficial for a shareholder to directly own the Fund’s underlying investments rather than indirectly owning the underlying investments through the Fund.

To qualify as a RIC, the Fund must derive at least 90% of its gross income from “good income,” which includes: (1) dividends, interest, certain payments with respect to securities loans and gains from the sale or other disposition of stock, securities or foreign currencies; (2) other income (including but not limited to gains from options, futures or forward contracts) derived with respect to the Fund’s business of investing in such stock, securities or foreign currencies and (3) net income derived from an interest in a qualified publicly traded partnership.  Some Fund investments may produce income that will not qualify as good income for the purposes of this annual gross income requirement.  There can be no assurance that the Fund will satisfy all requirements to be taxed as a RIC.

The Fund will be subject to a 4% federal excise tax if it fails to distribute (or be deemed to have distributed) by December 31 of each calendar year (i) at least 98% of its ordinary income for such year, (ii) at least 98.2% of its capital gain net income for the 12‑month period generally ending on October 31 during such year (reduced by any net ordinary losses, but not below the Fund’s net capital gain for that period) and (iii) any amounts from the prior calendar year that were not distributed and on which the Fund paid no federal income tax.

Investment company taxable income generally consists of taxable interest, dividends, net short-term capital gain and net gain from foreign currency transactions, less expenses.  Net capital gain is the excess of the net long-term gain from the Fund’s sales or exchanges of capital assets over the net short-term loss from such sales or exchanges, taking into account any capital loss carryforward of the Fund.  The Fund may elect to defer certain losses for tax purposes.

The Fund’s distributions of tax-exempt income are exempt from the federal income tax; however, all or a portion of such distributions may be subject to the federal alternative minimum tax (“AMT”) or state or local taxes.  Distributions of investment company taxable income are taxable to shareholders as ordinary income (for non-corporate shareholders, currently taxed at a maximum federal income tax rate of 39.6%).

Distributions of net capital gain are taxable as long‑term capital gain regardless of the length of time shares have been held.  For non-corporate shareholders, long-term capital gain is currently taxed at a maximum federal income tax rate of 20%.

Distributions of tax-exempt income, investment company taxable income and net capital gain will be taxable as described above whether received in additional Fund shares or in cash.  Shareholders who choose to receive distributions in the form of additional Fund shares will have a cost basis for federal income tax purposes in each share so received equal to the NAV of a share on the reinvestment date.  Distributions are generally taxable when received.  However, distributions declared in October, November or December to shareholders of record and paid the following January are taxable as if received on December 31.  Taxable distributions are generally includable in AMT income in computing a shareholder’s liability for the AMT, and all or a portion of tax-exempt distributions may be includable in AMT.

Certain individuals, trusts and estates may be subject to a net investment income (“NII”) tax of 3.8% (in addition to the regular income tax).  The NII tax is imposed on the lesser of: (i) a taxpayer’s investment income, net of deductions properly allocable to such income; or (ii) the amount by which the taxpayer’s modified adjusted gross income exceeds certain thresholds ($250,000 for married individuals filing jointly, $200,000 for unmarried individuals and $125,000 for married individuals filing separately).  The Fund’s distributions, other than tax-exempt distributions, are includable in a shareholder’s investment income for purposes of this NII tax.  In addition, any capital gain realized by a shareholder upon the sale, exchange or redemption of Fund shares is includable in such shareholder’s investment income for purposes of this NII tax.

A sale, redemption or exchange of Fund shares, whether for cash or in-kind proceeds, may result in recognition of a taxable capital gain or loss.  Gain or loss realized upon a sale, redemption or exchange will generally be treated as long-term capital gain or loss if the shares have been held for more than one year, and, if held for one year or less, as short-term capital gain or loss.  However, any loss realized upon a sale, redemption or exchange of shares held for six months or less will be treated as a long‑term capital loss to the extent of any distributions of net capital gain received or deemed to be received with respect to such shares.  In addition, any loss arising from the sale, exchange or redemption of shares held for six months or less will be disallowed to the extent of any tax-exempt distributions received with respect to such shares.  In determining the holding period of such shares for this purpose, any period during which the shareholder’s risk of loss is offset by means of options, short sales, or similar transactions is not counted.  Any loss realized upon a sale, redemption or exchange may be disallowed under certain wash sale rules to the extent shares of the same Fund are purchased (through reinvestment of distributions or otherwise) within 30 days before or after the sale, redemption or exchange.  If a shareholder’s loss is disallowed under the wash sale rules, the basis of the new shares will be increased to preserve the loss until a future sale, redemption or exchange of the shares.

Under the Foreign Account Tax Compliance Act (“FATCA”), the Fund may be required to withhold a generally nonrefundable 30% tax on (i) distributions of investment company taxable income and (ii) distributions of net capital gain and the gross proceeds of a sale, exchange, or redemption of Fund shares paid after December 31, 2018 to (A) certain “foreign financial institutions” unless such foreign financial institution agrees to verify, monitor, and report to the IRS the identity of certain of its accountholders, among other items (or is otherwise deemed compliant under the terms of an intergovernmental agreement between the United States and the entity’s country of residence), and (B) certain “non-financial foreign entities” unless such entity certifies to the Fund that it does not have any substantial U.S. owners or provides the name, address, and taxpayer identification number of each substantial U.S. owner, among other items.  This FATCA withholding tax could also affect the Fund’s return on its investments in foreign securities or affect a shareholder’s return if the shareholder holds its Fund shares through a foreign intermediary.  You are urged to consult your tax advisor regarding the application of this FATCA withholding tax to your investment in the Fund and the potential certification, compliance, due diligence, reporting, and withholding obligations to which you may become subject in order to avoid this withholding tax.

Except in the case of certain exempt shareholders, if a shareholder does not furnish the Fund with its correct Social Security Number or taxpayer identification number and certain certifications or the Fund receive notification from the IRS requiring backup withholding, the Fund is required by federal law to withhold federal income tax from the shareholder’s distributions and redemption proceeds at a rate of 28% for U.S. residents.

Foreign taxpayers are generally subject to withholding tax at a flat rate of 30% on U.S.-source income.  This withholding rate may be lower under the terms of a tax convention.

This section is not intended to be a full discussion of federal income tax laws and the effect of such laws on you.  There may be other federal, state, foreign or local tax considerations to a particular investor.”

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If you have any additional questions or require further information, please contact Adam Smith at (414) 765-6115.

Sincerely,

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers